Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Riviera Resources, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-227895) and on Form S‑8 (No. 333-226637) of Riviera Resources, Inc. and subsidiaries of our report dated February 28, 2019, with respect to the consolidated balance sheets of Riviera Resources, Inc. as of December 31, 2018 and 2017 (Successor), the related consolidated and combined statements of operations, equity (deficit), and cash flows for the year ended December 31, 2018 (Successor), for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the year ended December 31, 2016 (Predecessor) and the related notes (collectively, the consolidated and combined financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual Form 10‑K of Riviera Resources, Inc..

Our report on the consolidated and combined financial statements refers to Riviera Resources, Inc.’s 2018 change in the method of accounting due to the adoption of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, preparation of the consolidated and combined financial statements on a carve-out basis prior to its spin-off from Linn Energy, Inc. (the former parent of Riviera Resources), and a change in the basis of presentation for preparation on a combined basis of accounting prior to the former parent’s emergence from bankruptcy.

/s/ KPMG LLP

Houston, Texas

February 28, 2019